January 28, 2025

Tarek Tabsh
Chief Executive Officer
Relativity Acquisition Corp.
3753 Howard Hughes Pkwy Suite 200
Las Vegas, NV 89169

       Re: Relativity Acquisition Corp.
           Preliminary Proxy Statement on Schedule 14A
           Filed January 17, 2025
           File No. 001-41283
Dear Tarek Tabsh:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   William B. Barnett, Esq.